

07025822

August 2, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company")
(**File No. 82-3236**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 074/2007**

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in July 2007.

Date: August 2, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule
12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information
shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt
copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook
Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5226
or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000

RECEIVED

AIS-CP 074/2007

August 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in July 2007.

To: The President
        The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	8,467,200	8,999,500	9,686,700	10,138,500
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	39.131	83.844	98.667	87.328
Exercise Ratio (warrant : common share)	1 : 1.10857	1 : 1.09477	1:1.08103	1:1.04738
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV and V) in July 2007 as follows:

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	169,600	836,000	-	243,000
No. of remaining unexercised warrants (units)	568,900	7,245,600	9,686,700	9,895,500
No. of shares derived from this exercise (shares)	188,010	915,212	-	254,487
No. of remaining shares reserved for warrants (shares)	685,577	8,133,982	10,466,900	10,024,013

END